Exhibit (a)(15)



PACIFICORP
GOLDMAN SACHS INTERNATIONAL

FOR IMMEDIATE RELEASE
30 JULY 1997



RECOMMENDED CASH OFFER BY PACIFICORP ACQUISITIONS FOR THE ENERGY GROUP PLC

PacifiCorp announces that the recommended cash offer for The Energy Group PLC ("The Energy Group") made by Goldman Sachs International on behalf of PacifiCorp Acquisitions, a wholly owned subsidiary of PacifiCorp, including the Loan Note Alternative ("the Offer"), as set out in its Offer Document dated 30 June 1997, will remain open until 3.00pm (London time), 10.00am (New York City time) on 12 August 1997.

As at 3.00pm (London time), 10.00am (New York City time) on 29 July 1997, being the first closing date of the Offer, valid acceptances of the Offer had been received in respect of 243,793,029 Energy Group Shares and 19,326,471 Energy Group ADSs (each Energy Group ADS representing four Energy Group Shares), representing 321,098,913 Energy Group Shares or 61.6 per cent of the issued share capital of The Energy Group.

Of the acceptances processed to date, elections for the Loan Note Alternative have been received in respect of 8,149,222 Energy Group Shares, representing approximately 1.6 per cent of the issued share capital of The Energy Group.

Prior to the commencement of the offer period on 10 June 1997, PacifiCorp Acquisitions, including all persons acting in concert with PacifiCorp Acquisitions, owned, or had rights over 7,439,820 Energy Group Shares including those Energy Group Shares represented by Energy Group ADSs. Since that date, neither PacifiCorp Acquisitions nor any person acting in concert with it has acquired any further Energy Group Shares or Energy Group ADSs, or rights over such securities except that PacifiCorp Retirement Plan has acquired a further 22,300 shares.

Consequently, PacifiCorp Acquisitions owns, has rights over or has received valid acceptances in respect of 328,561,033 Energy Group Shares including those Energy Group Shares represented by energy Group ADSs, representing 63.1 per cent of the issued share capital of The Energy Group.

Enquiries

PACIFICORP-PACIFICORP ACQUISITIONS

Scott Hibbs                        1 503 731 2123

Angela Hult                        1 503 731 2129

Dave Mead                          1 503 464 6222
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GOLDMAN SACHS INTERNATIONAL

Richard Sapp                       44 171 774 1000

Meyrick Cox                        44 171 774 1000


BRUNSWICK

Lucas van Praag                    44 171 404 5959


Goldman Sachs International which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for PacifiCorp and PacifiCorp Acquisitions and for no one else

In connection with the Offer and will not be responsible to anyone other than PacifiCorp and PacifiCorp Acquisitions for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International is acting through Goldman Sachs & Co., for the purposes of making the Offer in and into the United States.